UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-42300

Baird Medical Investment Holdings
Limited

Room 202, 2/F, Baide Building, Building 11, No.15
Rongtong Street, Yuexiu District, Guangzhou,

Peoples Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

This current report on Form 6-K is furnished in connection with the resignation of Mr. Kun Seng Ng from the position of the chief financial officer and company secretary of Baird Medical Investment Holdings Limited (the “Company”) for personal reasons, which did not result from any disagreement with the Company on any matters relating to the Company’s operations, policies or practice. Ms. Jie Li will serve as the acting chief financial officer of the Company following Mr. Kun Seng Ng’s resignation, effective from November 1, 2024.

Ms. Jie Li has served as the Company’s reporting director since May 2024. Prior to joining the Company, Ms. Li gained extensive experience from “Big Four” PRC-based accounting firms from 2010 to 2017 and had served as an audit manager since 2015. After that, Ms Li had more than five-year working experience in U.S. listed companies where she was in charge of the public companies’ overall financial reporting and internal control over financial reporting. Ms. Li received a bachelor’s degree in management accounting from Capital University of Economics and Business in 2010. Ms. Li has been a member of the Chinese Institute of Certified Public Accountants since 2019 and obtained the qualification of Association of Chartered Certified Accountants in 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 1, 2024

By:	/s/ Haimei Wu
Name: Haimei Wu
Title: Chairwoman and Chief Executive Officer